SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

ARV Assisted Living, Inc.

(Name of the Issuer)

Prometheus Assisted Living LLC

LF Strategic Realty Investors II L.P.

LFSRI II Alternative Partnership L.P.

LFSRI II-CADIM Alternative Partnership L.P.

Lazard Frères Real Estate Investors L.L.C.

Jenny Merger Corp.

ARV Assisted Living, Inc.

Douglas M. Pasquale

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00204C107

(CUSIP Number of Class of Securities)

Marjorie L. Reifenberg, Esq. Lazard Frères Real Estate Investors L.L.C. 30 Rockefeller Plaza New York, New York 10020 (212) 632-6000	Douglas M. Pasquale Chief Executive Officer ARV Assisted Living, Inc. 245 Fischer Avenue, D-1 Costa Mesa, California 92626 (714) 751-7400

(Names, Addresses, and Telephone Numbers of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Lee S. Parks, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Douglas Armstrong, Esq. Senior Vice President, Secretary and General Counsel ARV Assisted Living, Inc. 245 Fischer Avenue, D-1 Costa Mesa, California 92626 (714) 751-7400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$43,841,643	$4,034

*	Estimated for the purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $43,841,643 (calculated on the basis of (1) 9,864,620 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $3.90, plus (2) the product of (A) 2,386,500 shares of common stock which are subject to options to purchase shares with an exercise price of less than $3.90 per share and (B) the difference between $3.90 per share and the exercise price of such options).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $4,034

Form or Registration No.: Schedule 14A

Filing Party: ARV Assisted Living, Inc.

Date Filed:  February 12, 2003

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) by Prometheus Assisted Living LLC (“Prometheus”), Jenny Merger Corp., a wholly owned subsidiary of Prometheus (“Merger Sub”), their affiliates, LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P. and Lazard Frères Real Estate Investors L.L.C. (collectively, together with Prometheus and Merger Sub, the “Prometheus Parties”), ARV Assisted Living, Inc. (“ARV”), a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, and Douglas M. Pasquale, Chairman and Chief Executive Officer of ARV (collectively, the “Filing Parties”), in connection with the Agreement and Plan of Merger, dated as of January 3, 2003, by and among Prometheus, Merger Sub and ARV (the “Agreement”). Pursuant to the Agreement, Merger Sub will merge with and into ARV (the “Merger”), with ARV as the surviving corporation.

Prometheus currently holds 7,595,069 shares of common stock, par value $0.01 per share, of ARV (“Common Stock”) representing approximately 43.5% of the outstanding shares of Common Stock. An affiliate of Prometheus currently holds a warrant to purchase an additional 750,000 shares of Common Stock. The shares of Common Stock issuable upon exercise of this warrant and the shares of Common Stock held directly by Prometheus together would represent 45.8% of the outstanding shares of Common Stock.

If the Merger is completed, each outstanding share of Common Stock, except for shares of Common Stock beneficially owned by Prometheus and as to which the holders perfect their dissenters’ rights under Delaware law, will be converted into the right to receive $3.90 in cash, without interest (the “Merger Consideration”), and each holder of a stock option granted by ARV to purchase shares of Common Stock will receive in cash, without interest, for each share of Common Stock subject to such option, the excess, if any, of the Merger Consideration over the exercise price per share of such option. As a result of the Merger, ARV will become a wholly owned subsidiary of Prometheus.

Concurrently with the filing of this Statement, ARV is filing a Preliminary Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders will consider and vote on a proposal to adopt the Agreement and approve the Merger. ARV’s proxy statement with respect to such solicitation is referred to herein as the “Proxy Statement.” The Proxy Statement is Exhibit (a) hereto and a copy of the Agreement is attached thereto as Appendix A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

In accordance with the rules of the SEC, the Filing Parties are providing the information set forth below. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Statement. This Statement also incorporates by reference information from ARV’s periodic filings with the SEC. Neither the Prometheus Parties nor any of their affiliates can provide assurance as to the accuracy or completeness of the information regarding ARV incorporated by reference into this Statement.

Item 1. Summary Term Sheet

Item 1001 of Regulation M-A.

The information contained in the section entitled “SUMMARY TERM SHEET” in the Proxy Statement is incorporated herein by this reference.

Item 2. Subject Company Information

Item 1002 of Regulation M-A.

(a) The information contained in the section entitled “THE PARTIES – ARV Assisted Living, Inc.” in the Proxy Statement is incorporated herein by this reference.

(b) As of the date of this filing, there are 17,459,689 shares of ARV’s common stock, par value $0.01 per share, issued and outstanding. The information set forth in the section entitled “SPECIAL MEETING OF STOCKHOLDERS – Record Date, Voting Rights, Quorum and Revocability of Proxies” in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the section entitled “TRADING MARKETS AND MARKET PRICE” in the Proxy Statement is incorporated herein by this reference.

(d) The information contained in the section entitled “DIVIDEND POLICY” in the Proxy Statement is incorporated herein by this reference.

(e) Not applicable.

(f) Not applicable.

Item 3. Identity and background of filing person

Item 1003 of Regulation M-A.

(a) – (c) The information contained in the section entitled “Appendix D” in the Proxy Statement is incorporated herein by this reference.

Item 4. Terms of the Transaction

Item 1004 of Regulation M-A.

(a)(1) Not applicable.

(a)(2)(i), (ii) The information contained in the sections entitled “THE MERGER” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by this reference.

(a)(2)(iii) The information in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Special Committee’s and Board of Directors’ Recommendation; Fairness of the Merger” and “SPECIAL FACTORS – Reasons, Purpose and Structure of the Merger” in the Proxy Statement is incorporated herein by this reference.

(a)(2)(iv) The information contained in the sections entitled “SUMMARY TERM SHEET – Information Concerning the Special Meeting – Vote Required” and “SPECIAL MEETING OF STOCKHOLDERS – Required Vote, Abstentions and Broker Non-Votes” in the Proxy Statement is incorporated herein by this reference.

(a)(2)(v) The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Interests of Certain Persons in the Merger” and “ – Certain Effects of the Merger” in the Proxy Statement is incorporated herein by this reference.

(a)(2)(vi) The information contained in the section entitled “THE MERGER – Accounting Treatment” in the Proxy Statement is incorporated herein by this reference.

(a)(2)(vii) The information contained in the section entitled “THE MERGER – Certain U.S. Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the sections entitled “SPECIAL FACTORS – Interests of Certain Persons in the Merger” and “ – Certain Effects of the Merger” is incorporated herein by this reference.

(d) The information contained in the sections entitled “THE MERGER – Dissenters’ and Appraisal Rights” and “APPENDIX C” in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled “AVAILABLE INFORMATION” in the Proxy Statement is incorporated herein by this reference.

(f) Not applicable.

Item 5. Past contacts, transactions, negotiations and agreements

Item 1005 of Regulation M-A.

(a) Not applicable.

(b), (c) The information contained in the section entitled “SPECIAL FACTORS – Background of the Merger” in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled “SPECIAL FACTORS – Background of the Merger” and “ – Interests of Certain Persons in the Merger,” “THE MERGER” – Financing of the Merger” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by this reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 1006 of Regulation M-A.

(b) The information contained in the sections entitled “THE MERGER AGREEMENT – Consideration To Be Paid In The Merger” and “ – Stock Options” in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the sections entitled “SPECIAL FACTORS – Certain Effects of the Merger” and “– Plans for ARV” in the Proxy Statement is incorporated herein by this reference.

Item 7. Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A.

The information contained in the sections entitled “SPECIAL FACTORS – Background of the Merger,” “– Special Committee’s and Board of Directors’ Recommendation; Fairness of the Merger,” “– Reasons, Purpose and Structure of the Merger” and “– Certain Effects of the Merger,” and “THE MERGER – Certain U.S Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by this reference.

Item 8. Fairness of the Transaction

Item 1014 of Regulation M-A.

(a), (b) The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Special Committee’s and Board of Directors’ Recommendation; Fairness of the Merger” and “– Opinion of the Special Committee’s Financial Advisor” is incorporated by reference with respect to the belief of ARV and Mr. Pasquale as to fairness of the Merger and “SPECIAL FACTORS – Prometheus Parties’ Position as to the Fairness of the Merger” in the Proxy Statement is incorporated herein by this reference with respect to the belief of the Prometheus Parties as to Fairness of the Merger.

(c) The information contained in the sections entitled “SUMMARY TERM SHEET – Information Concerning the Special Meeting” and “SPECIAL MEETING OF STOCKHOLDERS – Required Vote, Abstentions and Broker Non-Votes” in the Proxy Statement is incorporated herein by this reference.

(d) The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “– Opinion of the Special Committee’s Financial Advisor” and “– Special Committee’s and Board of Directors’ Recommendation; Fairness of the Merger” in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Special Committee’s and Board of Directors’ Recommendation; Fairness of the Merger” in the Proxy Statement is incorporated herein by this reference.

(f) The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Background of the Merger” in the Proxy Statement is incorporated herein by this reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A.

The information contained in the sections entitled “SPECIAL FACTORS – “Background of the Merger” and “ – Opinion of the Special Committee’s Financial Advisor” in, and “Appendix B” to, the Proxy Statement is incorporated herein by this reference.

Item 10. Source and Amount of Funds or Other Consideration

Item 1007 of Regulation M-A.

(a), (b) and (d) The information contained in the section entitled “THE MERGER – Financing of the Merger” in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the section entitled “THE MERGER – Expenses and Fees Associated with the Merger and the Special Meeting” in the Proxy Statement is incorporated herein by this reference.

Item 11. Interest in Securities of the Subject Company

Item 1008 of Regulation M-A.

(a) The information contained in the section entitled “SECURITY OWNERSHIP OF CERTAIN PERSONS” in the Proxy Statement is incorporated herein by this reference.

(b) Not Applicable.

Item 12. The Solicitation or Recommendation

Item 1012 of Regulation M-A.

(d) – (e) The information contained in the sections entitled “SPECIAL FACTORS – Special Committee’s and Board of Directors’ Recommendation; Fairness of the Merger,” “ –

Prometheus Parties’ Position as to the Fairness of the Merger” and “ – Background of the Merger” in the Proxy Statement is incorporated herein by this reference.

Item 13. Financial Statements

Item 1010 of Regulation M-A.

(a) The information contained in the sections entitled “SUMMARY FINANCIAL DATA” and “AVAILABLE INFORMATION” in the Proxy Statement is incorporated herein by this reference. The information contained in the section entitled “Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K – (a) Financial Statements and Financial Statement Schedules” in ARV’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2001 is incorporated herein by this reference. The information contained in the section entitled “Item 1. Financial Statements” in ARV’s Periodic Report on Form 10-Q for the quarter ended September 30, 2002 is incorporated herein by this reference.

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A.

(a) and (b) The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL MEETING OF STOCKHOLDERS – Solicitation of Proxies and Expenses” in the Proxy Statement is incorporated herein by this reference.

Item 15. Additional Information

Item 1011 of Regulation M-A.

(b) The information contained in the Proxy Statement is incorporated herein by this reference.

Item 16. Exhibits

Item 1016 of Regulation M-A.

(a) The Proxy Statement (incorporated herein by reference as filed by ARV)

(b)(1) Loan Agreement, dated as of July 11, 2002, by and between CTMPII FC LF (MS), LFSRI II SPV REIT Corp. and Senior Quarters Funding Corp (incorporated by reference to Exhibit 1 of Amendment No. 14 to ARV’s Schedule 13D, dated July 11, 2002)

(b)(2) Letter agreement, dated September 13, 2002, by and between Atria 98 Mezz, LLC, Atria Assisted Living, Villa Ventura, LLC, Atria Assisted Living, Town Center, LLC, Kapson 98 Mezz, LLC and CT Investment Management Co., LLC. (incorporated by reference to Exhibit 2 of Amendment No. 17 to ARV’s Schedule 13D, dated January 3, 2003)

(c)(1) Opinion of Cohen & Steers Capital Advisors LLC (“Cohen & Steers”), dated January 3, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement)

(c)(2)* Fairness Opinion Presentation by Cohen & Steers to the Special Committee of the Board of Directors of ARV, dated January 3, 2002

(d)(1) Agreement and Plan of Merger, dated as of January 3, 2003, by and among ARV Assisted Living, Inc., Prometheus Assisted Living LLC and Jenny Merger Corp. (incorporated herein by reference to Appendix A to the Proxy Statement)

(d)(2) Pledge and Security Agreement, dated as of July 11, 2002, by and among CTMPII and Prometheus Assisted Living LLC (incorporated by reference to Exhibit 2 of Amendment No. 14 to ARV’s Schedule 13D, dated July 11, 2002)

(d)(3) Pledge and Security Agreement, dated as of July 11, 2002, by and among CTMPII and LFSRI II Assisted Living LLC (incorporated by reference to Exhibit 3 of Amendment No. 14 to ARV’s Schedule 13D, dated July 11, 2002)

(d)(4) Pledge and Security Agreement, dated as of July 11, 2002, by and between CTMPII, LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P., Prometheus Assisted Living LLC, LFSRI II Assisted Living LLC, and Prometheus Senior Quarters LLC (incorporated by reference to Exhibit 4 of Amendment No. 14 to ARV’s Schedule 13D, dated July 11, 2002)

(f) The information contained in the section entitled “THE MERGER – Dissenters’ and Appraisal Rights” in the Proxy Statement is incorporated herein by this reference.

(g) Not applicable.

* - Filed herewith (except for Appendices thereto, which will be filed by amendment).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

PROMETHEUS ASSISTED LIVING LLC

By: LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., and LFSRI II-CADIM Alternative Partnership L.P., its managing members

By: Lazard Frères Real Estate Investors L.L.C., their general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LF STRATEGIC REALTY INVESTORS II L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LFSRI II ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LAZARD FRÉRES REAL ESTATE INVESTORS L.L.C.

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

JENNY MERGER CORP.

By:	/s/ John A. Moore
Name: John A. Moore Title: Vice President and Chief Financial Officer

ARV ASSISTED LIVING, INC.

By:	/s/ Douglas M. Pasquale
Name: Douglas M. Pasquale Title: Chief Executive Officer

/s/ Douglas M. Pasquale
Douglas M. Pasquale

Exhibit Index

Exhibit Number	Description
(a)	The Proxy Statement (incorporated herein by reference as filed by ARV)

(b)(1)

Loan Agreement, dated as of July 11, 2002, by and between CTMPII FC LF (MS), LFSRI II SPV REIT Corp. and Senior Quarters Funding Corp (incorporated by reference to Exhibit 1 of Amendment No. 14 to ARV’s Schedule 13D, dated July 11, 2002)

(b)(2)

Letter agreement, dated September 13, 2002, by and between Atria 98 Mezz, LLC, Atria Assisted Living, Villa Ventura, LLC, Atria Assisted Living, Town Center, LLC, Kapson 98 Mezz, LLC and CT Investment Management Co., LLC. (incorporated by reference to Exhibit 2 of Amendment No. 17 to ARV’s Schedule 13D, dated January 3, 2003)

(c)(1)	Opinion of Cohen & Steers, dated January 3, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement)

(c)(2)*	Fairness Opinion Presentation by Cohen & Steers to the Special Committee of the Board of Directors of ARV, dated January 3, 2002

(d)(1)

Agreement and Plan of Merger, dated as of January 3, 2003, by and among ARV Assisted Living, Inc., Prometheus Assisted Living LLC and Jenny Merger Corp. (incorporated herein by reference to Appendix A to the Proxy Statement)

(d)(2)

Pledge and Security Agreement, dated as of July 11, 2002, by and among CTMPII and Prometheus Assisted Living LLC (incorporated by reference to Exhibit 2 of Amendment No. 14 to ARV’s Schedule 13D, dated July 11, 2002)

(d)(3)

Pledge and Security Agreement, dated as of July 11, 2002, by and among CTMPII and LFSRI II Assisted Living LLC (incorporated by reference to Exhibit 3 of Amendment No. 14 to ARV’s Schedule 13D, dated July 11, 2002)

(d)(4)

Pledge and Security Agreement, dated as of July 11, 2002, by and between CTMPII, LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P., Prometheus Assisted Living LLC, LFSRI II Assisted Living LLC, and Prometheus Senior Quarters LLC (incorporated by reference to Exhibit 4 of Amendment No. 14 to ARV’s Schedule 13D, dated July 11, 2002)

(f)	The information contained in the section entitled “THE MERGER – Dissenters’ and Appraisal Rights” in the Proxy Statement is incorporated herein by this reference.

(g)	Not applicable.

* - Filed herewith (except for Appendices thereto, which will be filed by amendment).